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Exhibit 99.3

Interim Unaudited Financial Statements of Suncor Energy Inc. for the six months ended June 30, 2009

Consolidated Statements of Earnings and Comprehensive Income
(unaudited)

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
($ millions)		(restated) (note 2)		(restated) (note 2)

Revenues (note 3)	5 058	7 959	9 872	13 947

Expenses
Purchases of crude oil and products	1 186	1 940	2 034	3 198
Operating, selling and general (note 7)	1 290	886	2 445	1 859
Energy trading activities (note 3)	2 272	3 264	4 469	5 116
Transportation and other costs	72	61	140	112
Depreciation, depletion and amortization	311	252	613	500
Accretion of asset retirement obligations	29	16	58	32
Exploration	32	31	39	43
Royalties (note 10)	131	181	162	503
Taxes other than income taxes	200	167	387	317
Loss (gain) on disposal of assets	5	(20)	22	(18)
Project start-up costs	10	14	26	21
Financing expenses (income) (note 5)	(268)	6	(69)	85

	5 270	6 798	10 326	11 768

Earnings (Loss) Before Income Taxes	(212)	1 161	(454)	2 179

Provisions for (Recovery of) Income Taxes
Current	114	58	204	214
Future	(275)	274	(418)	428

	(161)	332	(214)	642

Net Earnings (Loss)	(51)	829	(240)	1 537

Other comprehensive loss (note 12)	(96)	(60)	(62)	(13)

Comprehensive Income (Loss)	(147)	769	(302)	1 524

Net Earnings (Loss) Per Common Share (dollars), (note 6)
Basic	(0.06)	0.89	(0.26)	1.66

Diluted	(0.06)	0.87	(0.26)	1.62

Cash dividends	0.05	0.05	0.10	0.10

See accompanying notes

             Suncor Energy Inc.
 018    2009 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Balance Sheets
(unaudited)

	June 30 2009	December 31 2008
($ millions)		(restated) (note 2)

Assets
Current assets
Cash and cash equivalents	485	660
Accounts receivable (note 3)	1 693	1 580
Inventories	1 290	909
Income taxes receivable	200	67
Future income taxes	238	21

Total current assets	3 906	3 237
Property, plant and equipment, net (note 2)	29 874	28 882
Other assets (notes 2 and 3)	234	409

Total assets	34 014	32 528

Liabilities and Shareholders' Equity
Current liabilities
Short-term debt	3	2
Current portion of long-term debt	20	18
Accounts payable and accrued liabilities (note 3)	3 559	3 229
Taxes other than income taxes	63	97
Income taxes payable	7	81
Future income taxes	26	111

Total current liabilities	3 678	3 538
Long-term debt (note 11)	9 508	7 866
Accrued liabilities and other (notes 3 and 8)	2 134	1 986
Future income taxes	4 490	4 615
Shareholders' equity (see below)	14 204	14 523

Total liabilities and shareholders' equity	34 014	32 528

Shareholders' Equity

	Number		Number
	(thousands)		(thousands)

Share capital	937 131	1 140	935 524	1 113
Contributed surplus		338		288
Accumulated other comprehensive income (note 12)		35		97
Retained earnings		12 691		13 025

Total shareholders' equity		14 204		14 523

See accompanying notes

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2009 Second Quarter    019

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended June 30		Six months ended June 30
($ millions)	2009	2008	2009	2008

Operating Activities
Cash flow from operations	(342)	1 405	137	2 566
Decrease (increase) in operating working capital
Accounts receivable	(130)	(27)	(111)	(458)
Inventories	(154)	(450)	(381)	(592)
Accounts payable and accrued liabilities	842	295	1 025	682
Taxes payable/receivable	(64)	(63)	(241)	(184)

Cash flow from operating activities	152	1 160	429	2 014

Cash Used in Investing Activities	(908)	(1 778)	(2 424)	(3 188)

Net Cash Deficiency Before Financing Activities	(756)	(618)	(1 995)	(1 174)

Financing Activities
Increase (decrease) in short-term debt	—	(1)	1	(1)
Net proceeds from issuance of long-term debt	—	2 704	—	2 704
Net increase (decrease) in long-term debt	861	(694)	1 898	(43)
Issuance of common shares under stock option plan	7	145	22	169
Dividends paid on common shares	(47)	(45)	(94)	(88)

Cash flow provided by financing activities	821	2 109	1 827	2 741

Increase (Decrease) in Cash and Cash Equivalents	65	1 491	(168)	1 567
Effect of Foreign Exchange on Cash and Cash Equivalents	(11)	(2)	(7)	10
Cash and Cash Equivalents at Beginning of Period	431	657	660	569

Cash and Cash Equivalents at End of Period	485	2 146	485	2 146

See accompanying notes

             Suncor Energy Inc.
 020    2009 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Statements of Changes in Shareholders' Equity
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (AOCI)	Retained Earnings

At December 31, 2007	881	194	(253)	11 074
Net earnings	—	—	—	1 537
Dividends paid on common shares	—	—	—	(88)
Issued for cash under stock option plan	200	(31)	—	—
Issued under dividend reinvestment plan	4	—	—	(4)
Stock-based compensation expense	—	69	—	—
Income tax benefit of stock option deduction in the U.S.	—	4	—	—
Change in AOCI related to foreign currency translation	—	—	41	—
Change in AOCI related to derivative hedging activities	—	—	(54)	—

At June 30, 2008	1 085	236	(266)	12 519

At December 31, 2008	1 113	288	97	13 025
Net earnings (loss)	—	—	—	(240)
Dividends paid on common shares	—	—	—	(94)
Issued for cash under stock option plan	27	(5)	—	—
Stock-based compensation expense	—	51	—	—
Income tax benefit of stock option deduction in the U.S.	—	4	—	—
Change in AOCI related to foreign currency translation	—	—	(64)	—
Change in AOCI related to derivative hedging activities	—	—	2	—

At June 30, 2009	1 140	338	35	12 691

See accompanying notes

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2009 Second Quarter    021

Schedules of Segmented Data
(unaudited)

Three months ended June 30
	Oil Sands		Natural Gas		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

EARNINGS
Revenues
Operating revenues	830	1 738	67	209	1 924	2 779	4	5	2 825	4 731
Energy trading activities	—	—	—	—	2 233	3 253	(1)	(32)	2 232	3 221
Intersegment revenues	369	429	7	20	—	—	(376)	(449)	—	—
Interest	—	—	—	—	—	—	1	7	1	7

	1 199	2 167	74	229	4 157	6 032	(372)	(469)	5 058	7 959

Expenses
Purchases of crude oil and products	164	114	—	—	1 365	2 242	(343)	(416)	1 186	1 940
Operating, selling and general	1 028	640	38	39	167	182	57	25	1 290	886
Energy trading activities	—	—	—	—	2 274	3 266	(2)	(2)	2 272	3 264
Transportation and other costs	59	50	6	4	7	7	—	—	72	61
Depreciation, depletion and amortization	197	132	54	52	55	57	5	11	311	252
Accretion of asset retirement obligations	25	13	3	2	1	1	—	—	29	16
Exploration	—	—	32	31	—	—	—	—	32	31
Royalties (note 10)	138	130	(7)	51	—	—	—	—	131	181
Taxes other than income taxes	34	26	3	3	162	137	1	1	200	167
Loss (gain) on disposal of assets	—	2	(15)	(24)	20	2	—	—	5	(20)
Project start-up costs	10	14	—	—	—	—	—	—	10	14
Financing expenses (income)	—	—	—	—	—	—	(268)	6	(268)	6

	1 655	1 121	114	158	4 051	5 894	(550)	(375)	5 270	6 798

Earnings (loss) before income taxes	(456)	1 046	(40)	71	106	138	178	(94)	(212)	1 161
Income taxes	149	(295)	12	(19)	(34)	(47)	34	29	161	(332)

Net earnings (loss)	(307)	751	(28)	52	72	91	212	(65)	(51)	829

             Suncor Energy Inc.
 022    2009 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Schedules of Segmented Data (continued)
 (unaudited)

Three months ended June 30
	Oil Sands		Natural Gas		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

CASH FLOW BEFORE FINANCING ACTIVITIES
Cash flow from (used in) operating activities:
Cash flow from (used in) operations
Net earnings (loss)	(307)	751	(28)	52	72	91	212	(65)	(51)	829
Exploration expenses	—	—	31	29	—	—	—	—	31	29
Non-cash items included in earnings
Depreciation, depletion and amortization	197	132	54	52	55	57	5	11	311	252
Future income taxes	(309)	231	(5)	13	45	49	(6)	(19)	(275)	274
Loss (gain) on disposal of assets	—	2	(15)	(24)	20	2	—	—	5	(20)
Stock-based compensation expense	13	13	1	—	4	4	6	8	24	25
Other	7	8	3	(3)	3	5	(387)	(32)	(374)	(22)
Increase (decrease) in deferred credits and other	(2)	37	—	—	(7)	2	(4)	(1)	(13)	38

Total cash flow from (used in) operations	(401)	1 174	41	119	192	210	(174)	(98)	(342)	1 405
Decrease (increase) in operating working capital	874	(664)	(17)	(105)	(316)	274	(47)	250	494	(245)

Total cash flow from (used in) operating activities	473	510	24	14	(124)	484	(221)	152	152	1 160

Cash from (used in) investing activities:
Capital and exploration expenditures	(522)	(1 798)	(81)	(40)	(28)	(26)	—	(5)	(631)	(1 869)
Deferred outlays and other investments	(1)	(25)	—	—	—	1	(18)	2	(19)	(22)
Proceeds from disposals	—	—	27	25	—	—	—	—	27	25
Decrease (increase) in investing working capital	(283)	89	—	—	—	(1)	(2)	—	(285)	88

Total cash (used in) investing activities	(806)	(1 734)	(54)	(15)	(28)	(26)	(20)	(3)	(908)	(1 778)

Net cash surplus (deficiency) before financing activities	(333)	(1 224)	(30)	(1)	(152)	458	(241)	149	(756)	(618)

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2009 Second Quarter    023

Schedules of Segmented Data
(unaudited)

Six months ended June 30
	Oil Sands		Natural Gas		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

EARNINGS
Revenues
Operating revenues	1 775	3 683	166	371	3 443	4 801	9	10	5 393	8 865
Energy trading activities	—	—	—	—	4 480	5 134	(2)	(65)	4 478	5 069
Intersegment revenues	540	730	22	30	—	—	(562)	(760)	—	—
Interest	—	—	—	—	—	—	1	13	1	13

	2 315	4 413	188	401	7 923	9 935	(554)	(802)	9 872	13 947

Expenses
Purchases of crude oil and products	226	161	—	—	2 323	3 795	(515)	(758)	2 034	3 198
Operating, selling and general	1 937	1 357	80	79	342	357	86	66	2 445	1 859
Energy trading activities	—	—	—	—	4 472	5 119	(3)	(3)	4 469	5 116
Transportation and other costs	116	92	11	7	13	13	—	—	140	112
Depreciation, depletion and amortization	380	261	110	110	111	108	12	21	613	500
Accretion of asset retirement obligations	52	27	5	4	1	1	—	—	58	32
Exploration	6	9	33	34	—	—	—	—	39	43
Royalties (note 10)	146	412	16	91	—	—	—	—	162	503
Taxes other than income taxes	71	53	3	3	312	260	1	1	387	317
Loss (gain) on disposal of assets	17	2	(15)	(24)	20	4	—	—	22	(18)
Project start-up costs	26	21	—	—	—	—	—	—	26	21
Financing expenses (income)	—	—	—	—	—	—	(69)	85	(69)	85

	2 977	2 395	243	304	7 594	9 657	(488)	(588)	10 326	11 768

Earnings (loss) before income taxes	(662)	2 018	(55)	97	329	278	(66)	(214)	(454)	2 179
Income taxes	245	(572)	17	(26)	(107)	(92)	59	48	214	(642)

Net earnings (loss)	(417)	1 446	(38)	71	222	186	(7)	(166)	(240)	1 537

As at June 30
TOTAL ASSETS	27 390	21 181	1 868	1 939	4 944	5 995	(188)	978	34 014	30 093

             Suncor Energy Inc.
 024    2009 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Schedules of Segmented Data (continued)
 (unaudited)

Six months ended June 30
	Oil Sands		Natural Gas		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

CASH FLOW BEFORE FINANCING ACTIVITIES
Cash flow from (used in) operating activities:
Cash flow from (used in) operations
Net earnings (loss)	(417)	1 446	(38)	71	222	186	(7)	(166)	(240)	1 537
Exploration expenses	—	—	31	29	—	—	—	—	31	29
Non-cash items included in earnings
Depreciation, depletion and amortization	380	261	110	110	111	108	12	21	613	500
Future income taxes	(531)	366	1	16	86	80	26	(34)	(418)	428
Loss (gain) on disposal of assets	17	2	(15)	(24)	20	4	—	—	22	(18)
Stock-based compensation expense	27	35	2	2	8	11	14	21	51	69
Other	(4)	(16)	5	(3)	7	10	(226)	40	(218)	31
Increase (decrease) in deferred credits and other	306	(10)	—	—	(7)	1	(3)	(1)	296	(10)

Total cash flow from (used in) operations	(222)	2 084	96	201	447	400	(184)	(119)	137	2 566
Decrease (increase) in operating working capital	(182)	(464)	(16)	(64)	(250)	164	740	(188)	292	(552)

Total cash flow from (used in) operating activities	(404)	1 620	80	137	197	564	556	(307)	429	2 014

Cash from (used in) investing activities:
Capital and exploration expenditures	(1 479)	(3 108)	(190)	(166)	(60)	(75)	—	(9)	(1 729)	(3 358)
Deferred outlays and other investments	(26)	(31)	—	—	—	—	(18)	(2)	(44)	(33)
Proceeds from disposals	—	—	27	25	—	—	—	—	27	25
Decrease (increase) in investing working capital	(678)	191	—	—	—	(13)	—	—	(678)	178

Total cash (used in) investing activities	(2 183)	(2 948)	(163)	(141)	(60)	(88)	(18)	(11)	(2 424)	(3 188)

Net cash surplus (deficiency) before financing activities	(2 587)	(1 328)	(83)	(4)	137	476	538	(318)	(1 995)	(1 174)

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2009 Second Quarter    025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of computation as, and should be read in conjunction with, the most recent annual financial statements, except for the accounting policy change as described in note 2, Change in Accounting Policies. Certain information and disclosures normally required to be included in notes to the annual consolidated financial statements have been condensed or omitted.

In the opinion of management, these interim consolidated financial statements contain all adjustments of a normal and recurring nature necessary to present fairly Suncor Energy Inc.'s (Suncor) financial position at June 30, 2009 and the results of its operations and cash flows for the three and six month periods ended June 30, 2009 and 2008.

Certain prior period comparative figures have been reclassified to conform to the current period presentation.

2. CHANGE IN ACCOUNTING POLICIES

Goodwill and Intangible Assets

On January 1, 2009, the company retroactively adopted Canadian Institute of Chartered Accountants (CICA) Handbook section 3064 "Goodwill and Intangible Assets". This new standard replaces section 3062 "Goodwill and Other Intangible Assets" and section 3450 "Research and Development Costs", and focuses on the criteria for asset recognition in the financial statements, including those internally developed. The impact of adopting this standard resulted in a change in the classification of our deferred maintenance shutdown costs that had previously been classified within other assets and amortized over the period to the next shutdown, as follows:

Change in Consolidated Balance Sheets

($ millions, increase/(decrease))	As at June 30 2009	As at December 31 2008

Property, plant and equipment, net	492	566
Other assets	(492)	(566)

3. FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS

Derivatives are financial instruments that either imitate or counter the price movements of stocks, bonds, currencies, commodities and interest rates. Suncor uses derivatives to reduce (hedge) its exposure to fluctuations in commodity prices and foreign currency exchange rates and to manage interest rate or currency-sensitive assets and liabilities. Suncor also uses derivatives for trading purposes. When used in a trading activity, the company is attempting to realize a gain on the fluctuations in the market value of the derivative.

Forwards and futures are contracts to purchase or sell a specific item at a specified date and price. When used as hedges, forwards and futures help to manage the exposure to losses that could result if commodity prices or foreign currency exchange rates change adversely.

             Suncor Energy Inc.
 026    2009 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

An option is a contract where its holder, for a fee, has purchased the right (but not the obligation) to buy or sell a specified item at a fixed price during a specified period. Options used as hedges help to protect against adverse changes in commodity prices, interest rates, or foreign currency exchange rates.

A costless collar is a combination of two option contracts that limit the holder's exposure to changes in prices to within a specific range. The "costless" nature of this derivative is achieved by buying a put option (the right to sell) for consideration equal to the premium received from selling a call option (the right to purchase).

A swap is a contract where two parties exchange commodity, currency, interest or other payments in order to alter the nature of the payments. For example, fixed interest rate payments on debt may be converted to payments based on a floating interest rate, or vice versa; a domestic currency debt may be converted to a foreign currency debt.

Hedge accounting is a method for recognizing the gains, losses, revenues and expenses associated with the items in a hedging relationship at the time when the underlying transaction impacts earnings. Suncor has elected to use hedge accounting on certain derivatives linked to future commodity and financial transactions.

See below for more technical details and amounts.

(a)  Balance Sheet Financial Instruments

The company's financial instruments in the Consolidated Balance Sheets consist of cash and cash equivalents, accounts receivable, derivative contracts, substantially all current liabilities (except for the current portions of asset retirement and pension obligations and future income tax), and long-term debt. Unless otherwise noted, carrying values reflect the current fair value of the company's financial instruments.

The estimated fair values of recognized financial instruments have been determined based on the company's assessment of available market information and appropriate valuation methodologies based on industry accepted third-party models; however, these estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction.

The company's fixed-term debt is accounted for under the amortized cost method. Upon initial recognition, the cost of the debt is its fair value, adjusted for any associated transaction costs. We do not recognize gains or losses arising from changes in the fair value of this debt until the gains or losses are realized. Gains or losses on our U.S. dollar denominated long-term debt resulting from changes in the exchange rate are recognized in the period in which they occur. At June 30, 2009, the carrying value of our fixed-term debt accounted for under the amortized cost method was $6.4 billion (December 31, 2008 – $6.7 billion) and the fair value was $6.2 billion (December 31, 2008 – $5.4 billion).

(b)  Hedges – documented as part of a qualifying hedge relationship

Fair Value Hedges

At June 30, 2009, the company had interest rate swaps classified as fair value hedges outstanding until August 2011, relating to fixed-rate debt. There was no ineffectiveness recognized on interest rate swaps designated as fair value hedges during the three and six month periods ended June 30, 2009 and June 30, 2008.

The earnings impact associated with hedge ineffectiveness on derivative contracts to hedge risks specific to individual transactions during the three month period ended June 30, 2009 was a gain of $2 million net of income taxes of $1 million (2008 – loss of $2 million, net of income taxes of $1 million). During the six month period ended June 30, 2009, the earnings impact was a gain of $3 million, net of income taxes of $1 million (2008 – loss of $3 million, net of income taxes of $1 million).

Cash Flow Hedges

At June 30, 2009, the company had hedged a portion of its forecasted cash flows subject to natural gas price risk. There was no earnings impact associated with realized and unrealized hedge ineffectiveness on derivative contracts designated as cash flow hedges during the three and six month periods ended June 30, 2009 and June 30, 2008.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2009 Second Quarter    027

Fair Value of Hedging Derivative Financial Instruments

The fair value of hedging derivative financial instruments as recorded, is the estimated amount that the company would receive (pay) to terminate the hedging derivative contracts. Such amounts, which also represent the unrealized gain (loss) on the contracts, were as follows:

($ millions)	June 30 2009	December 31 2008

Revenue hedge swaps and collars	1	(2)
Fixed to floating interest rate swaps	21	24
Specific hedges of individual transactions	4	(11)

Fair value of outstanding hedging derivative financial instruments	26	11

Accumulated Other Comprehensive Income (AOCI)

A reconciliation of changes in AOCI attributable to derivative hedging activities for the six month periods ending June 30 is as follows:

($ millions)	2009	2008

AOCI attributable to derivative hedging activities, beginning of the period, net of income taxes of $5 (2008 – $4)	13	13
Current period net changes arising from cash flow hedges, net of income taxes of $nil (2008 – $23)	—	(57)
Net unrealized hedging losses at the beginning of the year reclassified to earnings during the period, net of income taxes of $nil (2008 – $1)	2	3

AOCI attributable to derivative hedging activities, at June 30, net of income taxes of $5 (2008 – $18)	15	(41)

(c) Hedges – Not Documented as Part of a Qualifying Hedge Relationship

The company also periodically enters into derivative financial instruments such as options, basis swaps, and heat rate swaps that either do not qualify for hedge accounting treatment or hedges that the company has not elected to document as part of a qualifying hedge relationship. The earnings impact associated with these contracts for the three month period ended June 30, 2009, was a loss of $542 million, net of income taxes of $199 million (2008 – a loss of $50 million, net of income taxes of $20 million). During the six month period ended June 30, 2009, the earnings impact was a loss of $690 million net of income taxes of $258 million (2008 – a loss of $60 million, net of income taxes of $24 million).

Significant contracts outstanding at June 30 were as follows:

	Quantity	Average Price	(1)	Hedge
Crude oil	(bpd)	(US$/bbl)		Period

Purchased puts (2)	55 000	60.00		2009
Fixed price	108 652	50.85		2009
Purchased puts (2)	55 000	60.00		2010
Sold puts (3)	54 753	60.00		2010
Collars – floor	50 041	50.00		2010
Collars – cap	49 986	68.06		2010

(1)
Average price for crude puts is US$ WTI per barrel at Cushing, Oklahoma.

(2)
Total premium paid was US$59 million.

(3)
Premium received was US$213 million.

             Suncor Energy Inc.
 028    2009 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

(d) Energy Trading Activities

In addition to the financial derivatives used for hedging activities, the company uses physical and financial energy contracts, including swaps, forwards and options to earn trading revenues. Physical energy trading contracts involve activities intended to enhance prices and satisfy physical deliveries to customers. Net pretax earnings for the three and six month periods ended June 30, as recorded in our refining and marketing segment, were as follows:

Net Pretax Earnings (Loss)

	Three months ended		Six months ended
	June 30		June 30
($ millions)	2009	2008	2009	2008

Physical energy contracts trading activity	(33)	(18)	18	12
Financial energy contracts trading activity	(6)	8	(5)	8
General and administrative costs	(2)	(3)	(5)	(5)

Total	(41)	(13)	8	15

(e) Fair Value of Non-Designated Derivative Financial Instruments

The fair value of unsettled (unrealized) non-designated derivative financial instruments, which includes all contracts referenced in section (c) & (d) above are as follows:

($ millions)	June 30 2009	December 31 2008

Derivative financial instrument assets (1)	195	635
Derivative financial instrument liabilities (2)	946	14

Net assets (liabilities)	(751)	621

(1)
As at June 30, 2009, $122 million is recorded in accounts receivable (December 31, 2008 – $376 million) and $73 million is recorded in other assets (December 31, 2008 – $259 million) in the Consolidated Balance Sheets.

(2)
As at June 30, 2009, $728 million is recorded in accounts payable and accrued liabilities (December 31, 2008 – $14 million) and $218 million is recorded in accrued liabilities and other in the Consolidated Balance Sheets.

Change in fair value of net assets

($ millions)	2009

Fair value of contracts at December 31, 2008	621
Fair value of contracts realized during the period	(61)
Fair value of contracts entered into during the period	(953)
Changes in values attributable to market price and other market changes during the period	(358)

Fair value of contracts outstanding at June 30, 2009	(751)

Financial Risk Factors

The company is exposed to a number of different financial risks arising from normal course business exposures, as well as the company's use of financial instruments. These risk factors include market risks relating to commodity prices, foreign currency risk and interest rate risk, as well as liquidity risk and credit risk.

The company maintains a formal governance process to manage its financial risks. The company's Risk Management Committee (RMC) is charged with the oversight of the company's risk management for trading risk management activities which are defined as strategic hedging, optimization trading, marketing and speculative trading. The RMC, acting under board authority, meets regularly to monitor limits on risk exposures, review policy compliance and validate risk-related methodologies and procedures. All risk management activity is carried out by specialist teams that have the appropriate skills, experience and supervision with the appropriate financial and management controls.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2009 Second Quarter    029

At June 30, 2009, the company's exposure to risks associated arising from the use of financial instruments had not changed significantly from December 31, 2008.

Changes in commodity prices on our financial contracts would have the following impact on our net earnings and other comprehensive income for the three months ended June 30, 2009:

Financial Instrument Sensitivity Analysis

($ millions)	June 30, 2009	(1)	Change	Net Earnings	Other Comprehensive Income

Crude Oil	US$76.66/barrel
Price increase			US$1.00/barrel	(30)	—
Price decrease			US$1.00/barrel	30	—
Natural Gas	US$5.50/mcf
Price increase			US$0.10/mcf	(1)	—
Price decrease			US$0.10/mcf	1	—

(1)
Prices represent the average of the forward strip prices at June 30, 2009.

For full discussion of the company's financial risk factors, see page 67 of our 2008 Annual Report.

4. CAPITAL STRUCTURE FINANCIAL POLICIES

The company's primary capital management objective is to maintain a solid investment-grade credit rating profile. This objective affords the company the financial flexibility and access to the capital it requires to execute on its growth objectives.

The company monitors capital through two key ratios: net debt to cash flow from operations and total debt to total debt plus shareholders' equity.

Net debt to cash flow from operations is calculated as short-term debt plus long-term debt less cash and cash equivalents divided by the twelve month trailing cash flow from operations.

Total debt to total debt plus shareholders' equity is calculated as short term-debt plus long-term debt divided by short-term debt plus long-term debt plus shareholders' equity.

The company's strategy during the second quarter of 2009, which was unchanged from 2008, was to maintain the measure set out in the following schedule. The company believes that maintaining our capital target helps to provide the company access to capital at a reasonable cost by maintaining solid investment-grade credit ratings. The company operates in a cyclical business environment and ratios may periodically fall outside of management targets.

At June 30, ($ millions)	Capital Measure Target	2009	2008

Components of ratios
Short-term debt		3	2
Current portion of long-term debt		20	4
Long-term debt		9 508	6 547
Total debt		9 531	6 553
Cash and equivalents		485	2 146
Net debt		9 046	4 407
Shareholders' equity		14 204	13 574
Total capitalization (total debt + shareholders' equity)		23 735	20 127

Cash flow from operations (trailing twelve months)		2 034	4 723

Net debt/cash flow from operations	< 2.0 times	4.4	0.9

Total debt/total debt plus shareholders' equity		40%	33%

             Suncor Energy Inc.
 030    2009 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

5. FINANCING EXPENSES (INCOME)

	Three months ended June 30		Six months ended June 30
($ millions)	2009	2008	2009	2008

Interest expense on debt	117	77	235	141
Capitalized interest	(18)	(77)	(72)	(141)

Net interest expense	99	—	163	—
Foreign exchange (gain) loss on long-term debt	(405)	(21)	(257)	65
Other foreign exchange loss	38	27	25	20

Total financing expenses (income)	(268)	6	(69)	85

6. RECONCILIATION OF BASIC AND DILUTED EARNINGS PER COMMON SHARE

	Three months ended June 30		Six months ended June 30
($ millions)	2009	2008	2009	2008

Net earnings (loss)	(51)	829	(240)	1 537

(millions of common shares)
Weighted-average number of common shares	937	931	937	929
Dilutive securities:
Options issued under stock-based compensation plans	10	22	9	19

Weighted-average number of diluted common shares	947	953	946	948

(dollars per common share)
Basic earnings (loss) per share (a)	(0.06)	0.89	(0.26)	1.66
Diluted earnings (loss) per share (b)	(0.06)	0.87	(0.26)	1.62

Note:
An option will have a dilutive effect under the treasury stock method only when the average market price of the common stock during the period exceeds the exercise price of the option.

(a)
Basic earnings per share is net earnings divided by the weighted-average number of common shares.

(b)
Diluted earnings per share is net earnings, divided by the weighted-average number of diluted common shares.

7. STOCK-BASED COMPENSATION

A common share option gives the holder the right, but not the obligation, to purchase common shares at a predetermined price over a specified period of time.

After the date of grant, employees and non-employee directors that hold options must earn the right to exercise them. This is done by the holder fulfilling a time requirement for service to the company, and with respect to certain options, is subject to accelerated vesting should the company meet predetermined performance criteria. Once this right has been earned, these options are considered vested.

The predetermined price at which an option can be exercised is equal to or greater than the market price of the common shares on the date the option is granted.

A performance vesting share unit is an award entitling employees to receive cash to varying degrees contingent upon the company's shareholder return relative to a peer group of companies.

A restricted share unit is a time-vested award with a three-year term entitling employees to receive cash.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2009 Second Quarter    031

(a) Stock Option Plans:

(i) SunShare 2012 Performance Stock Option Plan

The company granted 468,000 options in the second quarter of 2009, for a total of 961,000 options granted in the six months ended June 30, 2009 (826,000 options granted during the second quarter of 2008; 1,056,000 options granted during in the six months ended June 30, 2008) to all eligible permanent full-time and part-time employees, both executive and non-executive, under its SunShare 2012 performance stock option plan. During 2008, in connection with the achievement of a predetermined performance criterion, 25% of the outstanding options vested under the SunShare 2012 plan and will become exercisable on January 1, 2010. The remaining 75% of outstanding options may vest on January 1, 2013 if further specified performance targets are met. All unvested options which have not previously expired or been cancelled will automatically expire on January 1, 2013.

(ii) Executive Stock Plan

The company did not grant options under this plan in the second quarter of 2009. A total of 711,000 options were granted in the six months ended June 30, 2009 (26,000 options granted during the second quarter of 2008; 828,000 granted in the six months ended June 30, 2008) to non-employee directors and certain executives and other senior members of the company. Options granted have a ten-year life and vest annually over a three-year period.

(iii) Key Contributor Stock Option Plan

Under this plan, the company granted 4,000 common share options in the second quarter of 2009, for a total of 569,000 options granted in the six months ended June 30, 2009 (22,000 options granted during the second quarter of 2008; 2,362,000 granted in the six months ended June 30, 2008) to non-insider senior managers and key employees. Options granted have a ten-year life and vest annually over a three-year period.

Fair Value of Options Granted

The fair values of all common share options granted during the period are estimated as at the grant date using the Monte Carlo simulation approach for the SunShare 2012 option plan and the Black-Scholes option-pricing model for all other option plans. The weighted-average fair values of the options granted during the various periods and the weighted-average assumptions used in their determination are as noted below:

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008

Quarterly dividend per share	$0.05	$0.05	$0.05	$0.05
Risk-free interest rate	1.74%	3.06%	2.08%	3.51%
Expected life	4 years	5 years	5 years	6 years
Expected volatility	52%	30%	42%	28%
Weighted-average fair value per option	$7.64	$12.80	$8.86	$15.07

Expense recognized in the second quarter of 2009 related to stock option plans was $24 million (2008 – $25 million). For the six months ended June 30, 2009, expense recognized was $51 million (2008 – $69 million).

(b) Performance Share Units (PSUs)

In the second quarter of 2009, the company issued 4,000 PSUs (2008 – 18,000). For the six months ended June 30, 2009, the company issued 1,145,000 PSUs (2008 – 780,000). Expense recognized in the second quarter of 2009 was $2 million (2008 – $15 million). Expense recognized for the six months ended June 30, 2009 was $10 million (2008 – $10 million).

(c) Restricted Share Units (RSUs)

(i) SunShare 2012 Restricted Share Units

In the second quarter of 2009, the company issued 18,000 RSUs (2008 – 46,000). For the six months ended June 30, 2009, the company issued 47,000 RSUs (2008 – 976,000). Expense recognized in the second quarter of 2009 was $5 million (2008 – $5 million). Expense recognized for the six months ended June 30, 2009 was $9 million (2008 – $9 million).

             Suncor Energy Inc.
 032    2009 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

(ii) Restricted Share Unit Plan

The company issued 6,000 RSUs in the second quarter of 2009 and 1,568,000 RSUs in the six months ended June 30, 2009 to non-insider senior managers and key employees under its new restricted share unit plan. Expense recognized in the second quarter of 2009 was $7 million, and expense recognized for the six months ended June 30, 2009 was $16 million.

8. EMPLOYEE FUTURE BENEFITS LIABILITY

The company's pension plans and other post-retirement benefits programs are described in note 10 of the company's 2008 Annual Report. The following is the status of the net periodic benefit cost for the three and six months ended June 30.

	Three months ended June 30		Pension Benefits Six months ended June 30
	2009	2008	2009	2008

Current service costs	13	14	26	28
Interest costs	13	12	26	24
Expected return on plan assets	(10)	(11)	(20)	(22)
Amortization of net actuarial loss	5	5	10	11

Net periodic benefit cost	21	20	42	41

	Three months ended June 30		Other Post-Retirement Benefits Six months ended June 30
	2009	2008	2009	2008

Current service costs	2	1	3	2
Interest costs	3	3	5	5
Amortization of net actuarial loss	—	—	—	1

Net periodic benefit cost	5	4	8	8

9. SUPPLEMENTAL INFORMATION

	Three months ended June 30		Six months ended June 30
($ millions)	2009	2008	2009	2008

Interest paid	173	58	234	124
Income taxes paid	155	131	395	404

10. ROYALTIES

For a description of the Alberta Crown royalty regimes in effect for our oil sands operations, see page 15 of our 2008 Annual Report.

Our current estimation of Alberta Crown royalties is based on regulations and crown agreements currently in effect. Alberta Crown royalties in effect for each of our oil sands projects require payments to the Government of Alberta based on annual gross revenues less related transportation costs (R) less allowable costs (C), including the deduction of certain capital expenditures at 25% to 40% (the R-C Royalty), subject to a minimum payment of 1% to 9% of R (the Minimum Royalty).

Changes in bitumen and natural gas pricing, production volumes, foreign exchange rates, and capital and operating costs for each oil sands project; changes resulting from regulatory audits of prior year filings; changes in legislation and the occurrence of unexpected events all have the potential to have an impact on oil sands royalties payable to the Crown.

The oil sands royalty expense was $146 million for the first six months of 2009, compared to $412 million for the first six months of 2008. The lower expense was due to a significant decrease in price realizations in the first six months of 2009 relative to 2008. In addition, effective January 1, 2009, revenues from our base mine operations are now based on bitumen values (previously based on synthetic crude oil) with a corresponding exclusion of upgrading costs from royalty eligibility. With higher prices in the second quarter than in the first, royalties for the six months of 2009 have reverted back to 25% of R minus C (for our base mining operation) versus the 1% minimum royalty reported in the first quarter of 2009.

The balance of the consolidated royalty expense is in respect of natural gas royalties of $16 million (2008 – $91 million).

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2009 Second Quarter    033

11. LONG-TERM DEBT AND CREDIT FACILITIES

($ millions)	June 30 2009	December 31 2008

Fixed-term debt, redeemable at the option of the Company
6.85% Notes, denominated in U.S. dollars, due in 2039 (US$750)	872	918
6.50% Notes, denominated in U.S. dollars, due in 2038 (US$1150)	1 337	1 408
5.95% Notes, denominated in U.S. dollars, due in 2034 (US$500)	581	612
7.15% Notes, denominated in U.S. dollars, due in 2032 (US$500)	581	612
6.10% Notes, denominated in U.S. dollars, due in 2018 (US$1250)	1 453	1 531
5.39% Series 4 Medium Term Notes, due in 2037	600	600
5.80% Series 4 Medium Term Notes, due in 2018	700	700
6.70% Series 2 Medium Term Notes, due in 2011	500	500

	6 624	6 881
Revolving-term debt, with interest at variable rates
Commercial paper and bankers' acceptances	2 832	934

Total unsecured long-term debt	9 456	7 815
Secured long-term debt	13	13
Capital leases	103	103
Fair value of interest swaps	21	25
Deferred financing costs	(65)	(72)

	9 528	7 884

Current portion
Capital leases	(9)	(9)
Fair value of interest swaps	(11)	(9)

Total current portion	(20)	(18)

Total long-term debt	9 508	7 866

At June 30, 2009, undrawn lines of credit were approximately $1,453 million, as follows:

($ millions)	2009

Facility that is fully revolving for 364 days, has a term period of one year and expires in 2010	855
Facility that is fully revolving for a period of five years and expires in 2013	3 750
Facilities that can be terminated at any time at the option of the lenders	38

Total available credit facilities	4 643

Credit facilities supporting outstanding commercial paper and bankers' acceptances	2 832
Credit facilities supporting standby letters of credit	358

Total undrawn credit facilities	1 453

             Suncor Energy Inc.
 034    2009 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

12. ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income, net of income taxes, are as follows:

($ millions)	June 30 2009	December 31 2008

Unrealized foreign currency translation adjustments	20	84
Unrealized gains and losses on derivative hedging activities	15	13

Total	35	97

13. PETRO-CANADA MERGER

On March 23, 2009, Suncor and Petro-Canada (TSX:PCA) (NYSE:PCZ) announced that they have agreed to merge the two companies. The merger has received shareholder, court and Competition Bureau approval and with all the conditions necessary to complete the transaction satisfied, Suncor and Petro-Canada intend to make the merger effective August 1, 2009. The combined entity will operate corporately and trade under the Suncor name while maintaining the strong brand presence and customer loyalty of Petro-Canada in refined products.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2009 Second Quarter    035

Highlights
(unaudited)

	2009	2008

Cash Flow from Operations
(dollars per common share – basic)
For the three months ended June 30
Cash flow from operations (1)	(0.37)	1.51

For the six months ended June 30
Cash flow from operations (1)	0.15	2.76

Ratios
For the twelve months ended June 30
Return on capital employed (%) (2)	7.3	28.8
Return on capital employed (%) (3)	5.0	20.7

Net debt to cash flow from operations (times) (4)	4.4	0.9

Interest coverage on long-term debt (times)
Net earnings (5)	1.5	15.9
Cash flow from operations (6)	6.1	20.3

As at June 30
Debt to debt plus shareholders' equity (%) (7)	40.2	32.6

Common Share Information
As at June 30
Share price at end of trading
Toronto Stock Exchange – Cdn$	35.37	59.20
New York Stock Exchange – US$	30.34	58.12

Common share options outstanding (thousands)	46 127	48 000

For the six months ended June 30
Average number outstanding, weighted monthly (thousands)	936 598	928 572

Refer to the Quarterly Operating Summary for a discussion of financial measures not prepared in accordance with Canadian generally accepted accounting principles (GAAP).

(1)
Cash flow from operations for the period; divided by the weighted average number of common shares outstanding during the period.

(2)
For the twelve month period ended; net earnings (2009 – $1,023 million; 2008 – $3,156 million) after adjustment to add back after-tax financing expense (2009 – $663 million; 2008 – income of $49 million) divided by average capital employed (2009 – $14,047 million; 2008 – $10,967 million). Average capital employed is the sum of shareholders' equity and short-term debt plus long-term debt less cash and cash equivalents, at the beginning and end of the year, divided by two, less capitalized costs related to major projects in progress (as applicable). Return on capital employed (ROCE) for Suncor operating segments as presented in the Quarterly Operating Summary is calculated in a manner consistent with consolidated ROCE. For a detailed reconciliation of ROCE prepared on an annual basis, see page 41 of Suncor's 2008 Annual Report to Shareholders.

(3)
If capital employed were to include capitalized costs related to major projects in progress (average capital employed including major projects in progress: 2009 – $20,597 million; 2008 – $15,246 million), the return on capital employed would be as stated on this line.

(4)
Short-term debt plus long-term debt less cash and cash equivalents, divided by cash flow from operations for the twelve month period then ended.

(5)
Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest.

(6)
Cash flow from operations plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

(7)
Short-term debt plus long-term debt; divided by the sum of short-term debt, long-term debt and shareholders' equity.

             Suncor Energy Inc.
 036    2009 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly Operating Summary
(unaudited)

	Three months ended					Six months ended		Twelve months ended
	June 30 2009	Mar 31 2009	Dec 31 2008	Sept 30 2008	June 30 2008	June 30 2009	June 30 2008	Dec 31 2008

OIL SANDS
Production (1), (a)
Total production	301.0	278.0	243.8	245.6	174.6	289.0	211.0	228.0
Firebag	48.3	42.4	39.7	40.4	34.7	45.4	34.7	37.4
Sales (a)
Light sweet crude oil	99.4	108.8	95.7	48.1	68.2	104.1	82.2	77.0
Diesel	25.3	22.8	19.1	10.9	21.2	24.1	24.6	19.8
Light sour crude oil	150.5	102.7	144.2	157.4	91.8	126.7	106.3	128.7
Bitumen	10.5	9.1	3.1	2.6	0.3	9.8	0.2	1.5

Total sales	285.7	243.4	262.1	219.0	181.5	264.7	213.3	227.0

Average sales price (2), (b)
Light sweet crude oil	66.24	69.26	64.58	121.96	122.12	67.81	109.72	97.54
Other (diesel, light sour crude oil and bitumen)	62.71	48.85	59.77	114.74	120.52	56.93	104.94	95.15
Total	63.93	57.97	61.53	116.32	121.12	61.21	106.47	95.96
Total *	63.79	52.78	61.20	117.14	122.39	58.15	107.36	96.33
Cash operating costs and Total operating costs – Total operations (c)
Cash costs	29.65	30.65	35.35	27.80	40.10	30.15	31.30	31.45
Natural gas	1.65	3.00	4.05	4.30	8.75	2.30	6.50	5.25
Imported bitumen	—	0.05	1.90	1.90	2.00	0.05	1.70	1.80

Cash operating costs (3)	31.30	33.70	41.30	34.00	50.85	32.50	39.50	38.50
Project start-up costs	0.35	0.65	0.30	0.35	0.90	0.50	0.55	0.40

Total cash operating costs (4)	31.65	34.35	41.60	34.35	51.75	33.00	40.05	38.90
Depreciation, depletion and amortization	7.20	7.30	7.50	6.70	8.30	7.25	6.80	6.95

Total operating costs (5)	38.85	41.65	49.10	41.05	60.05	40.25	46.85	45.85

Cash operating costs and Total operating costs – In-situ bitumen production only (c)
Cash costs	11.15	10.50	16.55	10.75	10.10	10.80	12.35	13.00
Natural gas	5.25	7.90	9.65	11.30	14.55	6.50	14.40	12.30

Cash operating costs (6)	16.40	18.40	26.20	22.05	24.65	17.30	26.75	25.30
In-situ (Firebag) start-up costs	1.50	3.35	—	0.80	1.65	2.35	0.95	0.65

Total cash operating costs (7)	17.90	21.75	26.20	22.85	26.30	19.65	27.70	25.95
Depreciation, depletion and amortization	6.00	7.10	6.55	5.40	6.70	6.45	6.70	6.35

Total operating costs (8)	23.90	28.85	32.75	28.25	33.00	26.10	34.40	32.30

Ending capital employed excluding major projects in progress (i)	10 008	10 610	9 352	9 035	7 716
(for the twelve months ended)
Return on capital employed (j)	11.1	22.9	35.5	46.0	43.6
Return on capital employed (j)****	6.5	13.9	21.8	28.6	27.3

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2009 Second Quarter    037

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Six months ended		Twelve months ended
	June 30 2009	Mar 31 2009	Dec 31 2008	Sept 30 2008	June 30 2008	June 30 2009	June 30 2008	Dec 31 2008

NATURAL GAS
Gross production **
Natural gas (d)	192	200	195	197	205	196	207	202
Natural gas liquids and crude oil (a)	3.2	3.1	3.1	2.6	3.4	3.2	3.4	3.1
Total gross production (e)	35.1	36.5	35.6	35.4	37.7	35.8	37.9	36.7
Total gross production (f)	211	219	213	213	226	215	228	220
Average sales price (2)
Natural gas (g)	3.56	5.63	6.90	9.10	9.62	4.61	8.45	8.23
Natural gas (g) *	3.52	5.61	6.84	9.14	9.68	4.58	8.48	8.25
Natural gas liquids and crude oil (b)	41.39	39.03	39.31	96.88	86.14	40.23	75.39	70.89
Net wells drilled
Conventional – exploratory ***	1	2	2	4	2	3	4	10
– development	2	5	4	6	6	7	13	23

	3	7	6	10	8	10	17	33

Ending capital employed (i)	1 200	1 195	1 152	1 120	1 226
(for the twelve months ended)
Return on capital employed (j)	(1.7)	5.0	7.7	10.3	8.3

REFINING AND MARKETING
Refined product sales (h)
Transportation fuels
Gasoline – retail	4.6	4.5	4.6	4.5	4.5	4.6	4.6	4.6
– other	13.0	11.9	12.1	11.5	11.8	12.4	11.3	11.3
Distillate	10.4	10.5	10.9	10.6	11.5	10.5	11.0	10.8

Total transportation fuel sales	28.0	26.9	27.6	26.6	27.8	27.5	26.9	26.7
Petrochemicals	1.0	1.0	1.0	1.0	0.9	1.0	0.8	0.8
Asphalt	2.1	2.0	1.5	1.9	1.7	2.0	1.8	1.8
Other	2.8	1.5	1.4	2.5	2.7	2.2	2.3	2.2

Total refined product sales	33.9	31.4	31.5	32.0	33.1	32.7	31.8	31.5

Crude oil supply and refining
Processed at refineries (h)	27.4	25.5	24.8	25.1	26.0	26.5	24.5	24.7
Utilization of refining capacity (j)	97	90	98	99	102	94	96	97

Ending capital employed excluding major projects in progress (i)	3 224	2 985	2 974	3 289	2 534
(for the twelve months ended)
Return on capital employed (j)	3.0	3.7	1.8	9.3	12.6
Return on capital employed (j) ****	3.0	3.7	1.8	9.0	11.6

             Suncor Energy Inc.
 038    2009 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly Operating Summary (continued)

Non GAAP Financial Measures

Certain financial measures referred to in the Highlights and Quarterly Operating Summary are not prescribed by Canadian generally accepted accounting principles (GAAP). Suncor includes cash flow from operations, return on capital employed and cash and total operating costs per barrel data because investors may use this information to analyze operating performance, leverage and liquidity. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Definitions

(1) Total operations production	–	Total operations production includes total production from both mining and in-situ operations, as well as volumes processed for Petro-Canada on a fee-for-service basis.
(2) Average sales price	–	This operating statistic is calculated before royalties and net of related transportation costs (including or excluding the impact of realized hedging activities as noted).
(3) Cash operating costs operations – Total operations	–	Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes), accretion expense, taxes other than income taxes and the cost of bitumen imported from third parties. Per barrel amounts are based on total production volumes. For a reconciliation of this non-GAAP financial measure see Management's Discussion and Analysis.
(4) Total cash operating costs – Total operations	–	Include cash operating costs – Total operations as defined above and cash start-up costs. Per barrel amounts are based on total production volumes.
(5) Total operating costs – Total operations	–	Include total cash operating costs – Total operations as defined above and non-cash operating costs. Per barrel amounts are based on total production volumes.
(6) Cash operating costs – In-situ bitumen production	–	Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes), accretion expense and taxes other than income taxes. Per barrel amounts are based on in-situ production volumes only.
(7) Total cash operating costs – In-situ bitumen production	–	Include cash operating costs – In-situ bitumen production as defined above and cash start-up operating costs. Per barrel amounts are based on in-situ production volumes only.
(8) Total operating costs – In-situ bitumen production	–	Include total cash operating costs – In-situ bitumen production as defined above and non-cash operating costs. Per barrel amounts are based on in-situ production volumes only.

Explanatory Notes

*	Excludes the impact of realized hedging activities.
**	Currently production is located in the Western Canada Sedimentary Basin.
***	Excludes exploratory wells in progress.
****	If capital employed were to include capitalized costs related to major projects in progress, the return on capital employed would be as stated on this line.

(a)	thousands of barrels per day	(d)	millions of cubic feet per day	(g)	dollars per thousand cubic feet
(b)	dollars per barrel	(e)	thousands of barrels of oil equivalent per day	(h)	thousands of cubic metres per day
(c)	dollars per barrel rounded to the nearest $0.05	(f)	millions of cubit feet equivalent per day	(i)	$ millions
				(j)	percentage

Metric conversion

Crude oil, refined products, etc.	1m [3] (cubic metre) = approx. 6.29 barrels

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2009 Second Quarter    039

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  Exhibit 99.3